EXHIBIT 99.1

O2Micro Reports First Quarter 2022 Financial Results

GEORGE TOWN, Grand Cayman, May 06, 2022 (GLOBE NEWSWIRE) --

Operational Highlights:

  2022 Q1 revenue was $21.6 million.

  GAAP net income was $0.03 per fully diluted ADS

  O2Micro expects the second quarter 2022 revenue to be in the range of $20.5 million to $22.7 million.

O2Micro® International Limited (NASDAQ: OIIM)(O2Micro), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the first quarter ending March 31, 2022.

Financial Highlights for the First Quarter ending March 31, 2022:
O2Micro reported the first quarter 2022 revenue of $21.6 million within the guidance announced on January 26, 2022. Revenue was down 6.9% from the same quarter in the previous year. The gross margin in the first quarter of 2022 was 52.6%, which was up from 51.6% in the same quarter of 2021. For the first quarter of 2022, the Company recorded total GAAP operating expenses of $10.5 million, which was up from $9.6 million in the same quarter of 2021. The GAAP operating margin for the first quarter of 2022 was 3.9% compared to 10.2% in the same quarter of 2021. The Company reported 2022 Q1 GAAP net income of $915 thousand, or $0.03 per fully diluted ADS, compared to GAAP net income of $2.5 million, or $0.08 per fully diluted ADS, in the comparable quarter of 2021.

Supplementary Data:
The Company ended the first quarter of 2022 with $48.2 million in unrestricted cash and short-term investments or $1.65 per outstanding ADS, along with 319 employees worldwide of which 181 are engineers.

Management Commentary:
Sterling Du, O2Micro’s Chairman and CEO, commented on the quarter, “O2 Micro continues to target fast growing markets with products that capitalize on our unique technological advantage in complex industrial, consumer and automotive applications with the world’s leading manufacturers. Importantly, the trend to integrate MOSFET transistors into these products should lead to higher ASPs and larger die sizes, driving revenue growth not only in 2022, but over the long term as well. We continue to focus on building shareholder value by implementing our strategic plan, leading edge research and development, and through both further penetration of existing customer and the expansion into new customers.”

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME follows conference call information below

Conference Call:
O2Micro will hold its first quarter conference call on May 6th, 2022, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference Code: 4208398
Participants, Int'l Toll: +1 323-701-0160
Participants, US/CAN: 800-289-0720

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available following the call from May 6, 2022, at 12:00PM Eastern Time (US & Canada) through May 20, at 12:00PM Eastern Time (US & Canada) https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VkljMVhVSXQwS05QbXZ3T1hxajdJLzFKNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlQrSDFMUWxHSm4yTk5jS0xXZGZzSFV3PT0=

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended
	March 31,
	2022	2021
OPERATING REVENUES	$21,625	$23,236

COST OF REVENUES	10,257	11,246

GROSS PROFIT	11,368	11,990

OPERATING EXPENSES
Research and development (1)	4,970	4,566
Selling, general and administrative (1)	5,565	5,056

Total Operating Expenses	10,535	9,622

INCOME FROM OPERATIONS	833	2,368

NON-OPERATING INCOME
Interest income	60	76
Foreign exchange gain – net	102	42
Government grants	11	110
Other – net	112	130
Total Non-operating Income	285	358

INCOME BEFORE INCOME TAX	1,118	2,726

INCOME TAX EXPENSE	203	244

NET INCOME	915	2,482

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(213)	(200)
Unrealized pension gain	1	-
Total Other Comprehensive Loss	(212)	(200)

COMPREHENSIVE INCOME	$703	$2,282

EARNINGS PER ADS
Basic	$0.03	$0.09
Diluted	$0.03	$0.08

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	28,963	27,964
Diluted (in thousands)	30,609	31,400

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$207	$91
Selling, general and administrative	$367	$314

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31,	December 31,
	2022	2021
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$18,484	$20,780
Restricted cash	38	39
Short-term investments	29,693	29,186
Accounts receivable – net	16,157	18,784
Inventories	21,815	19,523
Prepaid expenses and other current assets	2,509	2,087
Total Current Assets	88,696	90,399

LONG-TERM INVESTMENTS	992	992

PROPERTY AND EQUIPMENT – NET	23,864	23,611

OTHER ASSETS	4,747	3,340

TOTAL ASSETS	$118,299	$118,342

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,532	$9,175
Income tax payable	380	307
Lease liabilities	1,274	1,076
Accrued expenses and other current liabilities	4,294	5,773
Total Current Liabilities	14,480	16,331

LONG-TERM LIABILITIES
Accrued pension liabilities	135	147
Deferred income tax liabilities	616	537
Lease liabilities	1,952	1,775
Other liabilities	67	68
Total Long-Term Liabilities	2,770	2,527

Total Liabilities	17,250	18,858

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of March 31, 2022 and December 31, 2021 Outstanding – 1,456,844,550 and 1,424,760,750 shares as of March 31, 2022 and December 31, 2021, respectively	33	33
Additional paid-in capital	142,803	143,540
Accumulated deficits	(34,479)	(35,158)
Accumulated other comprehensive income	5,661	5,873
Treasury stock – 212,192,050 and 244,275,850 shares as of March 31, 2022 and December 31, 2021, respectively	(12,969)	(14,804)
Total Shareholders’ Equity	101,049	99,484

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,299	$118,342

O2Micro
Daniel Meyberg
Investor Relations

Gregory Communications FCA
Joe Hassett